Mail Stop 3561

July 20, 2006

Jesse E. Neyman
President and Chief Executive Officer
Zond Windsystems Management V LLC
1221 Lamar Street, Suite 1600
Houston, Texas 77010

> **Re:** **Zond Windsystem Partners, Ltd. Series 85-A**
> **Registration Statement on Form 10, as amended**
> **File No. 0-51874**
> **Zond Windsystem Partners, Ltd. Series 85-B**
> **Registration Statement on Form 10, as amended**
> **File No. 0-51875**
> **Zond Windsystem Partners, Ltd. Series 85-C**
> **Annual Report on Form 10-K for Fiscal Year Ended**
> **December 31, 2005, as amended**
> **File No. 0-51511**

Dear Mr. Neyman:

     We have completed our review of Zond Windsystem Partners, Ltd. Series 85-A's Form 10, as amended, Zond Windsystem Partners, Ltd. Series 85-B's Form 10, as amended, and Zond Windsystem Partners, Ltd. Series 85-C's Form 10-K for the Year Ended December 31, 2005, as amended, and we have no further comments at this time.

     Sincerely,

     H. Christopher Owings
     Assistant Director

cc: Nancy Rubin, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP
       Via Fax: (202) 661-9027